[EXCO Letterhead]

February 7, 2006

Via EDGAR Transmission and Facsimile (202)772-9369

Mr. Jason Wynn

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C.  20549

Re:                               EXCO Resources, Inc.

Acceleration of Effectiveness of Registration Statement on Form S-1 / File No. 333-129935

Dear Mr. Wynn:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, EXCO Resources, Inc. (the “Company”) hereby respectfully requests acceleration of the effective date of the above-referenced Registration Statement so that it will be declared effective at 4:30 p.m. (Washington, D.C. time) on February 8, 2006, or as soon as possible thereafter.

The Company acknowledges that should the Securities and Exchange Commission (the “Commission”) or its staff, acting pursuant to delegated authority, declare the above-referenced Registration Statement effective, it does not foreclose the Commission from taking any action with respect to the filing.

The Company acknowledges that the action of the Commission or its staff, acting pursuant to delegated authority, in declaring the above-referenced Registration Statement effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the above-referenced Registration Statement.

The Company acknowledges that it may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Should any member of the staff of the Commission have any questions or comments with respect to this request, please contact our counsel, Haynes and Boone, LLP, attention: William L. Boeing at (972) 680-7553.

Very truly yours,

EXCO Resources, Inc.

By:	/s/ Mark Wilson
Mark Wilson
Vice President and Controller